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                                SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
            --------------------------------------------------------
                         Securities and Exchange Commission
                            Washington, D.C. 20549
            --------------------------------------------------------

                        INTEGRATED SECURITY SYSTEMS, INC.
                             (Name of Issuer)

                Common                              45812J101
     (Title of Class of Securities)               (CUSIP Number)


                              Vance M. Arnold
         8080 N. Central Expressway, Suite 210 LB 59, Dallas, TX 75206

                              (214) 891-8294
    Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications)

                               December 31, 1996
          (Date of Event which Requires Filing of this Statement)

  1. Names of Reporting Person S.S. or I.R.S. Identification No.:
     (a)  Renaissance Capital Growth & Income Fund III, Inc.  75-2533518
     (b)  Renaissance U.S. Growth & Income Trust PLC
          ----------------------------------------------------------------

  2. Check the Appropriate Box if a Member of a Group:
     (a)    X
         ------------
     (b)    N/A
         ------------

  3. SEC Use Only:

  4. Source of Funds:   PF
                      ---------

  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e):   N/A
                    ------

  6. Citizenship or Place of Organization:  (a) Texas
                                            (b) England
                                                -------
  Number of Shares Beneficially Owned by Each Reporting Person With:

  (7)  Sole voting Power:  (a)  2,190,476 shares
                           (b)  2,190,476 shares
                                ----------------




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  (8)  Shared Voting Power:   0
                            ----

  (9)  Sole Dispositive Power:  (a) 2,190,476 shares
                                (b) 2,190,476 shares
                                    ----------------

  (10)  Shared Dispositive Power:  0
                                  ---

  (11) Aggregate Amount Beneficially Owned be Each Reporting Person:
       (a) 2,190,476 shares
       (b) 2,190,476 shares
           ----------------

  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: N/A
                                                                         ----

  (13) Percent of Class Represented by Amount in Row (11):  (a) 22%
                                                           (b) 22%
                                                              -----

  (14) Type of Reporting Person:  IA
                                ----




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                                         SCHEDULE 13D

                                 Filed Pursuant to Rule 13D-1


  ITEM 1. SECURITY AND ISSUER
              $2,300,000 9.0% Convertible Debenture by and between Integraged Security Systems, Inc. as Borrower and Renaissance Capital Growth & Income Fund III, Inc. as Lender.

              $2,300,000 9.0% Convertible Debenture by and between Integrated Security Systems, Inc. as Borrower and Renaissance U.S. Growth & Income Trust, PLC as Lender.

              Integrated Security Systems, Inc.         Company
              8200 Springwood Dr. #230
              Irving, TX 75063


  ITEM 2. IDENTITY AND BACKGROUND
  a., b., c.  Renaissance Capital Growth &
              Income Fund III, Inc.                     Filer
              8080 N. Central Expressway, Suite 210
              Dallas, Texas 75206

              Renaissance U.S. Growth & Income
              Trust, PLC                                Filer
              8080 N. Central Expressway, Suite 210
              Dallas, Texas 75206

              Renaissance Capital Group, Inc.          Investment Advisor to
              8080 N. Central Expressway, Suite 210    the Filers
              Dallas, Texas 75206

              Renaissance Capital Growth & Income Fund III, Inc. is a Texas corporation, organized as a business development company under the Investment Company Act of 1940 and is traded on the Nasdaq.

              Renaissance U.S. Growth & Income Trust, PLC is a public limited company organized under the laws of England and Wales and traded on the London Stock Exchange.

              Renaissance Capital Group is the Investment Advisor to the Filer. Its address is 8080 N. Central Expressway, Suite 210 LB 59, Dallas, TX 75206. The officers of Renaissance Capital Group, Inc. are:
                    Russell Cleveland, President
                    Barbe Butschek, Senior Vice President, Corporate Secretary and Treasurer
                    Vance M. Arnold, Executive Vice President
                    Norman D. Cox, Vice President

                    Mardon M. Navalta, Vice President
                    Norman D. Cox, Vice President

        d.    None
        e.    None
        f.    Texas


  ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
       The Filers' source of funds for this transaction came exclusively from the Filers' investment capital. No borrowed funds were used in the transaction. The securities were acquired directly from the Company in a private placement.


  ITEM 4. PUROPSE OF TRANSACTION
       The purpose of the acquisition of these securities for Renaissance Capital Growth & Income Fund III, Inc. was as an investment in accordance with its election as a Business Development Company under the Investment Act of 1940. The purpose of the acquisition of these securities for Renaissance U.S. Growth & Income Trust, PLC was as an investment in accordance with its investment strategy of investing in smaller United States public companies.


  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
       On December 31, 1996, the Company and Filers entered into
       Convertible Debenture Loan Agreements pursuant to which the Company issued the Filers each a $2,300,000 Convertible
       Debenture yielding a 9.0% interest rate. Interest is payable monthly and if not sooner redeemed or converted, matures
       December 1, 2003. The Convertible Debentures are convertible at any time at the option of the holder at $1.05 per share and are subject to standard adjustment provisions, including a one-time adjustment if (y) the Borrower has failed to achieve minimum projections and (z) the average closing bid price of the Common Stock for the 21 consecutive trading days following
       Borrower's public press release of the 1997 fiscal year end finanical results.

       The Convertible Debentures can be redeemed in whole at 120% of par if the following conditions are satisfied: (i) The closing bid price for the Common Stock averages at least $4.00 per share for the 21 consecutive trading days prior to notice and the Common Stock is listed or quoted on the National Market, the Small Cap System, AMEX or NYSE; (ii) the $4.00 bid price is supported by a minimum of 30 times fully diluted net earnings per share of Common Stock in the aggregate for the last four consecutive fiscal quarters preceding the date of notice, excluding any extraordinary gains of the Borrower; (iii) the average (20 days) daily trading volume shall be no less than 10,000 shares; and (iv) the Borrower shall have filed a registration statement covering the shares of Common Stock issuable upon conversion of the Convertible Debentures.


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       The Convertible Debenture Loan Agreement grants the Filers the right to designate one member each to the board of directors of the Company. The Filers have not yet made a decision whether they will designate such directors. The Filers do not have the right to vote or to dispose of the Common Stock underlying the Convertible Debentures until and unless they elect to convert the Convertible Debentures. The Filers did not effect any transactions in the securities of the Company prior to the purchase of the Convertible Debentures.


  ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

      The Company and the Filers entered into Convertible Debenture Loan Agreements on December 31, 1996. These agreements contain default and other provisions contained in loan agreements generally.


  ITEM 7. PERSONS RETAINED, EMPLOYED OR TO BE CONPENSATED
      Not Applicable


  ITEM 8. MATERIAL TO BE FILED AS EXHIBITS
      Not Applicable


  I certify to the best of my knowledge and belief the information set forth in this statement is true, complete and correct.


  Date: February 14, 1997


                            Renaissance Capital Growth & Income Fund III, Inc.

                       By:     /s/ Vance M. Arnold
                            ----------------------------------------
                            Vance M. Arnold
                            Executive Vice President
                            Renaisssance Capital Group, Inc.
                            Investment Advisor







                             Renaissance U.S. Growth & Income Trust PLC

                        By:  /s/ Vance M. Arnold
                             --------------------------------------
                             Vance M. Arnold
                             Executive Vice President
                             Renaissance Capital Group, Inc.
                             Investment Advisor